SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
(Rule 14d-101)
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 4)
MEDAREX, INC.
(Name of Subject Company)
MEDAREX, INC.
(Name of Person Filing Statement)
Common Stock, $0.01 par value per share
(including the associated Series A Junior Participating Preferred Stock purchase rights)
(Title of Class of Securities)
583916101
(CUSIP Number of Class of Securities)
Howard H. Pien
President and Chief Executive Officer
707 State Road
Princeton, New Jersey 08540
(609) 430-2880
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)
Copy to:
Scott F. Smith, Esq.
Stephen A. Infante, Esq.
Covington & Burling LLP
The New York Times Building
620 Eighth Avenue
New York, New York 10018
(212) 841-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed on July 28, 2009, as amended, by Medarex, Inc., a New Jersey corporation (“Medarex”) (together with any amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Bristol-Myers Squibb Company, a Delaware corporation (“BMS”), and Puma Acquisition Corporation, a New Jersey corporation and wholly-owned subsidiary of BMS (“Acquisition Sub”), pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Medarex, together with the associated rights to purchase Series A Junior Participating Preferred Stock of Medarex issued pursuant to the Rights Agreement, dated as of May 23, 2001, as amended, between Medarex and Continental Stock Transfer & Trust Company, that are not already owned by BMS and its subsidiaries at a price of $16.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated July 28, 2009 and the related Letter of Transmittal, and described in a Tender Offer Statement on Schedule TO filed by BMS and Acquisition Sub with the Securities and Exchange Commission on July 28, 2009, as amended.
Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the adding the following:
“Expiration of Offer
At 12:00 midnight, New York City time, on Wednesday, August 26, 2009, the Offer expired as scheduled. According to Mellon Investor Services LLC, the depository for the Offer (the “Depositary”), as of such time, a total of approximately 119,012,034 Shares were validly tendered pursuant to the Offer and not properly withdrawn, including approximately 9,146,328 Shares subject to guaranteed delivery procedures. Acquisition Sub has accepted for payment all of such Shares. Payment for such Shares will be made as soon as practicable after the expiration date of the Offer. The Shares validly tendered and not properly withdrawn represent approximately 87.7% of the Shares outstanding.
Pursuant to the Merger Agreement and upon Acquisition Sub’s acceptance for payment of all Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, BMS became entitled to designate a number of individuals to the Board. Such designees, together and following their appointment or election to the Board, would constitute a majority of the Board.
On August 27, 2009, BMS issued a press release announcing that the Acquisition Sub had elected to provide a subsequent offering period for the Offer pursuant to Rule 14d-11 of the Exchange Act to purchase all remaining untendered Shares. The subsequent offering period will expire at 12:00 midnight, New York City time, on Monday, August 31, 2009 (which is the end of the day on Monday, August 31, 2009), unless extended. Any such extension will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the subsequent offering period is scheduled to expire. Any Shares properly tendered during the subsequent offering period will be immediately accepted for payment, and the tendering shareholder will be paid promptly after acceptance $16.00 per Share, net to the selling shareholder in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the initial offering period. Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Shares validly tendered during the initial offering period may be withdrawn during the subsequent offering period.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Medarex, Inc.
By:	/s/ Ursula B. Bartels
	Name:	Ursula B. Bartels
	Title:	Senior Vice President, General Counsel and Secretary

Dated: August 27, 2009